SIGNATURES:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: December, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.

December 7, 2007

By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

For further information, please contact: Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel: 1-450-680-4570 lhebert@neurochem.com
NEUROCHEM ANNOUNCES EPRODISATE (KIACTA™) RECEIVES
ACKNOWLEDGEMENT OF COMPLETE RESPONSE AND
IS GRANTED CLASS 2 REVIEW
ECUBLENS, SWITZERLAND — December 6, 2007 — Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX: NRM), announces that the Company has received an acknowledgement from the United States Food and Drug Administration (FDA) that Neurochem’s response to the July 2007 approvable letter for the New Drug Application (NDA) for eprodisate (KIACTA™) for the treatment of Amyloid A (AA) amyloidosis is a complete, Class 2 response. The PDUFA (Prescription Drug User Fee Act) goal date by which the FDA is expected to render a decision is April 2, 2008.
The NDA for approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis was filed in February 2006. The Company submitted its response to the second approvable letter last September and this response has been acknowledged as complete by the FDA, allowing for the Class 2 review.
“We look forward to further productive interactions with the FDA as we enter late-stage discussions on our marketing application,” said Dr. Francesco Bellini, Neurochem Inc.’s Chairman, President and CEO.
About eprodisate (KIACTA™)
Eprodisate (KIACTATM) was investigated in an international, randomized, double-blind, placebo-controlled, and parallel-designed Phase II/III clinical trial in which 183 AA amyloidosis patients were enrolled at 27 sites around the world (Eprodisate for AA Amyloidosis Trial, EFAAT). Patients who completed the clinical trial were eligible for enrollment in an ongoing open-label extension study, some of whom have now been receiving eprodisate (KIACTATM) for more than six years.
In September 2006, the European Medicines Agency (EMEA) confirmed that it had commenced a regulatory review of eprodisate (KIACTA™). The Marketing Authorization Application is being reviewed under the Agency’s centralized procedure. This means that an authorization from this Agency would apply to all 27 European Union member states, as well as to Norway and Iceland. An oral hearing occurred with the EMEA in November 2007 to discuss outstanding issues raised with respect to the eprodisate (KIACTA™) application and a decision from the EMEA is expected by year-end, or shortly thereafter.
The Company also filed for marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in Switzerland. A decision is expected in 2008.
Eprodisate (KIACTATM) has received orphan drug status in the United States, the European Union and in Switzerland.
Neurochem Inc. sponsored the EFAAT study.
About Amyloid A (AA) Amyloidosis
A progressive and fatal condition, AA amyloidosis occurs in a proportion of patients with chronic inflammatory disorders, chronic infections and inherited diseases such as familial Mediterranean fever. The kidney is the organ most frequently affected and progression to dialysis/end-stage renal disease is the most common clinical manifestation in this disease. Currently, there is no approved therapy to treat AA amyloidosis and about half of all patients diagnosed with the disease die within five years of diagnosis.
About Neurochem Inc.
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to patients suffering from serious diseases.
To Contact Neurochem Inc.
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit the Web Site at www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc.. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business.